BRIDGE LOAN AGREEMENT

THIS AGREEMENT is dated effective February 13, 2014.

AMONG:

SANTA FE GOLD CORPORATION
6100 Uptown Blvd. NE, Suite 600
Albuquerque, New Mexico 87110 USA

(the “Borrower”)

AND:

TYHEE GOLD CORP.
Suite 401-675 West Hastings Street
Vancouver, British Columbia, Canada, V6B 1N2

(the “Lender”)

WHEREAS:

(A) The Lender and the Borrower intend to complete a transaction that will result in the acquisition by the Lender of all of the issued and outstanding shares of the capital stock of the Borrower through the merger of the Lender’s wholly owned subsidiary with the Borrower (the “Merger Transaction”);

(B) The Lender, Tyhee Merger Sub, Inc. a Delaware corporation and a wholly-owned subsidiary of the Lender, on the one hand, and Borrower, on the other hand, have entered into that certain Agreement and Plan of Merger, dated as of January 23, 2014 (the “Merger Agreement”);

(C) The Merger Agreement provides that the Lender shall, no later than February 15, 2014, provide a loan to Santa Fe in the aggregate original principal amount of $3,000,000.00, pursuant to the terms of a Bridge Loan Agreement that shall substantially be in the form included as Exhibit A to the Merger Agreement;

(D) Section 6.1(e) of the Merger Agreement provides that during the period commencing on the January 23, 2014 and ending on February 15, 2014, the Lender shall use its Reasonable Best Efforts (as defined in the Merger Agreement) to advance to Borrower as principal under the Bridge Loan (as defined in the Merger Agreement), such amounts as Borrower may reasonably require from time to time to meet the budgets approved by the committee established in accordance with the Bridge Loan; provided that, for greater certainty, such amounts so advanced shall not exceed $3,000,000.

(E) Lender and Borrower have agreed on an initial Budget (as defined below) that contemplates an initial advance of $1,515,832 for February 2014 related expenses;

(F) Borrower hereby confirms that it has not received any solicitation for a Competing Transaction (as defined in the Merger Agreement) and that no event which would constitute a Transaction Restricting Event (as that term is defined in the Merger Agreement) has occurred and is continuing; and

(G) As a condition of the Lender providing such bridge loan, the parties have agreed to enter into this Agreement.

NOW THEREFORE in consideration of the premises and the conditions and provisions contained herein, the receipt and adequacy of which consideration are hereby duly acknowledged, the Parties hereto agree as follows:

PART 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

Definitions

1.1 Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

(a) “Agreement” means this Agreement and any instrument amending this Agreement, and “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to a particular article or section; and the expression “Part” or “Section” followed by a number means and refers to the specified part or section of this Agreement;

(b) “Borrower’s Obligations” means all present and future indebtedness, liabilities and other obligations (contingent or otherwise) of the Borrower to the Lender pursuant to this Agreement wheresoever and howsoever incurred;

(c) “Budget” means the capital and operating budget of the Borrower, on a consolidated basis, to be provided to the Lender for each month of the year, which shall consist of a detailed tabulation of (1) operating costs, related underlying cost drivers expressed in relevant units of consumption and units of output /outcome compiled by functional departments or sub-divisions thereof; and (2) capital expenses by functional departments; or any other method of compilation and tabulation prescribed by the Committee.

(d) “Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Vancouver, British Columbia are not open for business during normal banking hours;

(e) “Control” means with respect to a corporation, the ownership, directly or indirectly of securities of such corporation to which are attached more than 20% of the votes that may be cast to elect directors of such corporation or the possession, directly or indirectly, of the power to direct or cause to direct the management and policy of such corporation, whether through the ownership of its holding securities, through the exercise of voting rights in respect of such securities by proxies given by the owner of such securities, by contract or otherwise; and “Controls” and “Controlling” shall have the corresponding meaning;

(f) “Committee” means a Committee consisting of two representatives of the Lender and two representatives of the Borrower, who will review and approve advances of the Loan in accordance with Part 2, and may require the Borrower to revise the budget as deemed appropriate.

(g) “Event of Default” means any of the events set out in Part 7 herein;

(h) “Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interest in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, membership or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

(i) “Financial Statements” means the unaudited consolidated and non-consolidated financial statements of the Borrower, as at the financial year end of the Borrower and consisting of at least the balance sheet and the accompanying statements of earnings, retained earnings and cash flow for the twelve month period then ended, prepared in accordance with generally accepted accounting principles and containing an engagement review report confirming the said financial statements have been reviewed by the external accountants of the Borrower;

(j) “Insolvency Law” includes the Bankruptcy and Insolvency Act (Canada), the Winding-Up Act (Canada), the Companies Creditors Arrangement Act (Canada), the Business Corporations Act (British Columbia), and any other applicable law of any jurisdiction which is, in whole or in part, of similar effect;

(k) “Lien” means any mortgage, pledge, charge, assignment, security interest, hypothec, lien or other encumbrance, including, without limitation, any agreement to give any of the foregoing, or any conditional sale or other title retention agreement;

(l) “Loan” means the bridge loan in the principal amount of US$3,000,000 provided for under this Agreement, including that set out under Section 2.1 below;

(m) “Parties” mean the Borrower and the Lender and “Party” means either of them;

(n) “Permitted Liens” means all Liens related to:

(i) the Waterton Debt;

(ii) that certain Purchase Agreement dated as of September 9, 2009, as amended by amendment agreement no. 1 dated as of March 29, 2011, amendment no. 2 dated as of June 28, 2011 among Sandstorm Gold (Barbados) Ltd., Sandstorm Gold, Ltd., Santa Fe Gold (Barbados) Corporation and Borrower;

(iii) (A) that certain Secured Convertible Note, dated October 24, 2012, issued by Santa Fe and payable to International Goldfields Limited (“IGS”) in the original principal amount of A$2,000,00.00, (B) that certain Secured Convertible Note, dated October 31, 2012, issued by Santa Fe and payable to IGS in the original principal amount of A$2,000,00.00; (C) that certain Secured Convertible Note, dated June 28, 2013, issued by Santa Fe and payable to IGS in the stated principal amount of A$2,000,00.00, of which IGS advanced A$1,250,000 to Santa Fe; and (D) that certain Security Agreement, dated October 8, 2012, between Santa Fe and IGS, pursuant to which Santa Fe granted IGS a security interest over the collateral identified and described therein and securing Santa Fe’s obligations under the above-referenced notes;

(iv) debt existing on the date hereof disclosed to the Lender in the Santa Fe Disclosure Letter;

(v) Liens outstanding on the date hereof and described in the Santa Fe Disclosure Letter;

(vi) amounts payable arising in the ordinary course of business from the purchase of goods and services provided such amounts do not exceed in the aggregate an amount at any time in excess of $100,000;

(vii) purchase money financing for mining equipment used solely to further develop the Borrower’s Summit property in an amount not to exceed $250,000 in the aggregate;

(viii) debt incurred with the prior written consent of the Lender in connection with the development and operations of the Borrower’s Summit mine and Lordsburg mill;

(ix) taxes, assessments or governmental charges or levies;

(x) Liens imposed by law, such as carriers, warehousemen and mechanics’ liens and other similar liens arising in the ordinary course of business associated with amounts not yet due and payable;

(xi) purchase money mortgages and other security interests on equipment acquired, leased or held by Borrower in the ordinary course of business to secure the purchase price of or rental payments with respect to such equipment or to secure indebtedness incurred solely for the purpose of financing the acquisition, construction or improvement of any such equipment (including such mining equipment) to be subject to such mortgages or security interests, or mortgages or other security interests existing on any such equipment at the time of such acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that no such mortgage or other security interest shall extend to or cover any equipment other than the equipment being acquired, constructed or improved, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the mortgage or security interest being extended, renewed or replaced, provided, further, that such Liens shall not exceed $250,000 in the aggregate;

(xii) cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure workmen’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Liens or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Liens; and

(xiii) Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other public authority in connection with the operations of the Borrower;

(o) “Person” means any individual, corporation, partnership, trustee or trust or unincorporated association or such person’s heirs, executors, administrators or assigns, as the case may be, and pronouns shall have a similar extended meaning;

(p) “Santa Fe Disclosure Letter” has the meaning set forth in the Merger Agreement, as supplemented by that certain supplemental disclosure letter dated as of even date hereof.

(q) “Waterton Debt” means the aggregate of the existing indebtedness of the Borrower to Waterton pursuant to that senior secured gold stream credit agreement dated December 23, 2011, among Santa Fe Gold (Barbados) Corporation, a corporation incorporated pursuant to the laws of Barbados, as the borrower, the Borrower, the Lordsburg Mining Company, a corporation incorporated pursuant to the laws of the State of New Mexico, Azco Mica Inc., a corporation incorporated pursuant to the laws of the State of Delaware, and such other parties as guarantors thereto, as guarantors and Waterton Global Value, L.P., a limited partnership formed pursuant to the laws of the British Virgin Islands, by its Investment Manager, Altitude Management Limited, as lender; and

(r) “Waterton” means Waterton Global Value, L.P.

Gender and Number

1.2 Words importing the singular include the plural and vice versa and words importing gender include both genders.

Headings

1.3 Part, Section and Subsection headings are not to be considered part of this Agreement, are included solely for convenience and are not intended to be full or accurate descriptions of the content thereof.

Currency

1.4 All dollar amounts referred to in this Agreement are in US funds.

Generally accepted accounting principles

1.5 Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such principles are applied.

Interpretation/drafting.

1.6 The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

Governing Law

1.7 This Agreement shall be governed by, and is to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada as are applicable therein, but without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

Judgment Currency

1.8 If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into the currency of the jurisdiction giving such judgment (the “Judgment Currency”) an amount due in United States Dollars under this Agreement (the “Original Currency”), then the date on which the rate of exchange for conversion is selected by that court is referred to herein as the “Conversion Date”. If there is a change in the rate of exchange between the Judgment Currency and the Original Currency between the Conversion Date and actual receipt by the Lender of the amount due to it hereunder or under such judgment, the Borrower shall, notwithstanding such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Lender in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Original Currency. The Borrower’s liability hereunder constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due hereunder. The term “rate of exchange” as used in this Section means:

(a) for a conversion of United States Dollars to the Judgment Currency when the Judgment Currency is Canadian Dollars, the official noon rate of exchange published by the Bank of Canada for the date in question for the conversion of United States Dollars to Canadian Dollars;

(b) if a required rate is not so published by the Bank of Canada for any such date, the spot rate quoted by CitiBank, NA on that date in accordance with its normal practice for the applicable currency conversion in the wholesale market.

PART 2

THE LOAN

The Loan

2.1 The Lender hereby agrees to lend to the Borrower, upon the terms and subject to the conditions of this Agreement, the Loan for the purposes of providing the Borrower with sufficient capital to fund its day to day operations in accordance with the Budget for each month of the year, as approved by the Lender.

Advances

2.2 Subject to and upon the fulfilment of the conditions precedent contained in Part 5 and the conditions set out in this Section, the Loan shall further be advanced to the Borrower in tranches in accordance with the Budget (each, an “Advance”).

2.3 Prior to each Advance, the Committee will meet, which meeting shall be held within one week of the delivery of the monthly financial statements provided for under Section 4.1(c)(iv) to review the Budget and past expenditures. At such meeting, the Committee shall:

(a) review and determine\ whether all expenditures made during the prior month were made in accordance with the Budget; and

(b) consider whether any adjustments to the Budget may be required for the following month;

(c) receive written confirmation from the Borrower that it has not received any solicitation for a Competing Transaction (as defined in the Merger Agreement); and

(d) receive written confirmation from the Borrower that no event which would constitute a Transaction Restricting Event (as that term is defined in the Merger Agreement) has occurred and is continuing.

2.4 Each determination of the Committee shall be decided by a majority vote of the members. In the case of an equality of votes, the Lender’s representatives shall have a deciding vote.

2.5 Provided that:

(a) an Event of Default or another event that could, through the lapse of time, become an Event of Default, has not occurred and is continuing,

(b) the Borrower has not given notice under Section 6.2 of the Merger Agreement of its intent to furnish information in respect of a Competing Transaction and has provided the confirmation required under Section 2.3(c);

(c) a Transaction Restricting Event has not occurred;

(d) the Committee has determined that all expenditures made during the prior month were made in accordance with the Budget, and no adjustment to the Budget is required,

the Lender shall provide the next Advance to the Borrower in accordance with the schedule provided in the Budget.

2.6 The conditions to each Advance set out in Section 2.5 are for the sole benefit of the Lender, and may be waived only by the Lender. No Advance shall be made unless the conditions set out in Section 2.5 have been satisfied or waived by the Lender.

2.7 If the Committee determines that expenditures have been made by the Borrower that are not in accordance with the Budget, or that the Budget must be adjusted, then the Lender may, in its sole discretion, withhold the Advance, or alter the amount of the Advance in accordance with any Budget adjustment.

Interest on the Loan

2.8 The Loan shall bear interest at a rate of 2% per month (24% per annum) from the date of advance until the date of repayment (both before and after maturity, default or judgment and overdue interest both before and after default or judgment, at the said rate) and shall be payable monthly, not in advance. At the Lender’s option, interest payable may be deducted from any Advance.

Payment

2.9 The principal amount of the Loan shall be due and payable:

(a) upon termination of the Merger Transaction in accordance with the terms of the Merger Agreement, or if not provided for Merger Agreement, the date which is six months after the first advance of the Loan,

(b) if the Merger Transaction is completed, then following completion of the Merger Transaction, the Loan shall be converted to an intercompany loan and thereafter be due and payable on demand by the Lender; provided that in this instance, for so long as the Waterton Debt remains outstanding, the Loan shall not become due and payable until the earlier of: (a) the Borrower paying out in full the Waterton Debt, (b) the placement of $3,000,000 in equity into the Borrower, and (c) such time as the Borrower has obtained the prior written consent of Waterton.

Prepayment of Loan

2.10 The principal amount of the Loan, together with accrued and unpaid interest thereon, may be prepaid in whole or in part at any time and from time to time without penalty upon 7 days’ prior written notice to the Lender.

PART 3

REPRESENTATIONS AND WARRANTIES

Representations and Warranties

3.1 The Borrower represents and warrants to the Lender that:

(a) Corporate Power and Qualification

(i) it is duly incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation;

(ii) it has full corporate power and capacity to own or lease its properties and assets and to carry on its business as conducted on the date hereof; and

(iii) it is duly qualified to carry on business in all jurisdictions in which it carries on business and has all licenses, permits and approvals which are necessary or material to its business and operations to the extent required by such laws;

(b) Corporate Authority – The Borrower has full power, legal right and corporate authority to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

(c) Enforceability – This Agreement has been duly authorized and constitutes a valid and legally binding obligation of the Borrower, enforceable against it in accordance with its terms;

(d) February Budget – The Budget for February 2014 is $1,515,832;

(e) Violation of Other Instruments; Consent – Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby does or will violate or constitute a breach of or a default under any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, judgment, decree, order or law to which the Borrower is a party or by which its properties or rights are bound or affected; nor will such execution, delivery, or consummation result either in acceleration in the time for performance of any obligation by the Borrower or in the creation of any Lien or encumbrance upon any of the properties or rights of the Borrower (except as contemplated in this Agreement). No authorization, consent or approval of, or filing with or notice to, any party to any indenture, mortgage, lease, agreement or instrument to which the Borrower is a party or by which it is bound is required by reason of the transactions contemplated by this Agreement.

(f) Default Under Obligations – Except as set forth in the Santa Fe Disclosure Letter, the Borrower is not in default in any respect (nor has any event occurred which, but for the lapse of time or the giving of notice, or both, would constitute a default in any material respect) under any obligation or under any licence or permit to own and/or operate its properties or assets or to carry on its business.

(g) Litigation – Except as set forth in the Santa Fe Disclosure Letter, there are no suits, actions, litigation, arbitrations or governmental proceedings pending, or, to the best of the knowledge of the Borrower, threatened, against the Borrower;

(h) Guarantees – Except as set forth in the Santa Fe Disclosure Letter, the Borrower is not party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person, except as disclosed to the Lender or as contemplated by this Agreement;

(i) Conducting of Business – Except as set forth in the Santa Fe Disclosure Letter, the Borrower has conducted and is conducting its business in compliance in all material respects, with all applicable laws, rules, and regulations of each jurisdiction in which it carries on or carried on business;

(j) Tax Returns – Except as set forth in the Santa Fe Disclosure Letter, the Borrower has duly and timely filed all tax returns required to be filed by it and has paid all taxes which are due and payable and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interests and fines due and payable by it on or before the date hereof; the Borrower has withheld from each payment made to any of its past or present officers, directors and employees, amounts in respect of all taxes, (including but not limited to income tax), and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation; and

(k) Merger Agreement – The representations and warranties made by the Borrower that are set out under Article 4 of the Merger Agreement or in any certificate furnished under or in connection with the Merger Agreement, are incorporated into and form a part of this Agreement, and are true and correct on and as though made on and as of the date hereof except to the extend qualified by the Santa Fe Disclosure Letter.

Materiality and Survival of Warranties

3.2 All representations and warranties of the Borrower contained herein, and all representations and warranties contained in any certificate, agreement or material delivered hereunder shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or by its counsel or by any other representative of the Lender and shall survive the execution, delivery and performance of this Agreement and continue in full force and effect for the benefit of the Lender without limitation until the Loan has been repaid.

PART 4

COVENANTS OF THE PARTIES

Positive Covenants

4.1 So long as any of the Borrower’s Obligations shall be outstanding, the Borrower covenants and agrees:

(a) Corporate Existence – to maintain its corporate existence and all licences and authorizations from regulatory and governmental authorities or agencies required in order to permit it to carry on its business, diligently carry on and conduct its business only in the ordinary course and in a proper, efficient and business-like manner and promptly and accurately record in its books and records all material financial transactions, a true and complete record of all meetings or actions of its shareholders, directors and committees thereof and of all share transfers;

(b) Monthly Budget – to deliver to the Lender, within 10 days of the end of each month, the Budget for the following month;

(c) Financial Reports -

(i) as soon as is practicable, and in any event within 45 days of the end of each fiscal quarter of each fiscal year, to deliver to the Lender unaudited internal quarterly consolidated (to the extent applicable) and unconsolidated financial statements of the Borrower;

(ii) as soon as is practicable, and in any event within 90 days of the end of each fiscal year, to deliver to the Lender the Financial Statements for such fiscal year;

(iii) from time to time to deliver to the Lender such other information respecting the affairs and properties of the Borrower that may hereafter be acquired, as the Lender may reasonably request; and

(iv) as soon as is practicable, and in any event within 15 days of the end of each month, unaudited, management prepared financial statements of the Borrower, in form satisfactory to the Lender.

All financial information delivered to the Lender pursuant to this Subsection 4.1(c) shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be accompanied by an officer’s certificate stating that no Event of Default, or no event which, but for the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred and is continuing;

(d) Events of Default, etc. – upon becoming aware of the occurrence of any Event of Default or the existence of any condition or any event which, but for the giving of notice or lapse of time, or both, would constitute an Event of Default, to (i) immediately notify the Lender thereof and shall promptly do everything reasonably possible to cause such Event of Default or condition or event to be eliminated as quickly as possible and (ii) keep the Lender advised on a monthly (or, if requested by the Lender, more frequent) basis of the steps being taken to correct the situation, provided, however, that the provisions of this Subsection 4.1(d) shall not affect or impair the Lender’s rights pursuant to Part 7;

(e) Inspection – upon the request of the Lender, to permit the Lender, for the purposes of this Agreement or any other agreement or document herein provided for, by its agents, employees and representatives, to examine during normal business hours and without unreasonable disruptions, all relevant books of account, records, reports and other papers of the Borrower, and to make copies thereof and to take extracts therefrom, provided that all such information shall be held confidential by the Lender unless reasonably required by the Lender in the exercise of its rights under this Agreement;

(f) To pay taxes – to pay or cause to be paid all taxes, rates, government fees and dues levied, assessed or imposed upon it and upon its assets or any part thereof, as and when the same become due and payable;

(g) Compliance with Applicable Laws – at all times to comply in all material respects with all applicable laws, rules, governmental restrictions, regulations, guidelines or directives, including all codes of conduct;

(h) Use of Loan Proceeds – to use the proceeds of the Loan only for the purposes set forth in Section 2.1 hereof; and

(i) Compliance with Merger Agreement – to at all times comply with the terms and conditions of the Merger Agreement.

Negative Covenants

4.2 So long as any portion of the Borrower’s Obligations shall remain outstanding, the Borrower covenants and agrees that, without the prior written consent of the Lender:

(a) Constating Documents – there shall be no change to the constating documents of the Borrower, nor shall it transfer out of the current jurisdiction of its incorporation;

(b) Issuance of Shares – no shares in the capital stock of the Borrower (or securities convertible, exchangeable or exercisable into shares of the Borrower) shall be issued, save and except for issuance of shares in the Borrower to the Lender or as contemplated by the Merger Transaction;

(c) Lending and Guarantees – the Borrower shall not lend money to or invest money in any Person, whether by loan, acquisition of shares, acquisition of debt obligations or in any other manner whatsoever or guarantee, endorse or otherwise become surety for or upon the obligations of any other Person except by endorsement of negotiable instruments for deposit or collection in the ordinary course of its business;

(d) Acquisitions – the Borrower shall not acquire or invest in any securities issued by any Person or participate in any partnership or joint venture or the acquisition of any business assets or unincorporated business operations;

(e) Contract Material Changes – the Borrower shall not enter into any material transaction or transactions out of the ordinary course of business other than the Merger Transaction or enter into any material changes to the terms or provisions of any agreement which is material, unless otherwise agreed to in writing by the Lender;

(f) Dispositions – the Borrower will not convey, sell, lease, transfer or otherwise dispose of any of its assets unless otherwise agreed to in writing by the Lender, except for dispositions made in the ordinary course of business;

(g) Indebtedness – the Borrower shall not incur or otherwise become liable for any indebtedness (other than indebtedness to the Lender or indebtedness existing as at the date of this Agreement of which the Lender is aware), unless otherwise agreed to in writing by the Lender;

(h) Liens – the Borrower shall not create, assume or permit to exist any Lien upon any of its assets other than Permitted Liens;

(i) Restricted Payments – the Borrower shall not declare or pay any dividends, purchase, redeem, retire, defease or otherwise acquire for value any of its Equity Interests now or hereafter outstanding, return any capital to its stockholders, partners or members (or the equivalent Persons thereof) as such, make any distribution of assets, Equity Interests, obligations or securities to its stockholders, partners or members (or the equivalent Persons thereof); and

(j) Non Arm’s Length Transactions – the Borrower shall not enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any non-arm’s length party except upon fair and reasonable terms, which terms are not less favorable to the Borrower than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or the fair market rental as regards to leased property.

PART 5

CONDITIONS PRECEDENT

Closing

5.1 The advance of the Loan shall take place only upon the fulfilment of the following conditions, which conditions are included herein for the exclusive benefit of the Lender and may be waived in whole or in part only by it:

(a) Budget – The Lender shall have received and approved the Budget;

(b) Performance by the Borrower – The Borrower shall have performed and complied with all of the agreements and conditions required by this Agreement to be performed and complied with by it at or prior to any Advance;

(c) Accuracy of Representations and Warranties – All of the representations and warranties made by the Borrower pursuant to Section 3.1 shall be true and correct as at the advance of the Loan as well as being true and correct at the date hereof and no event shall have occurred and be continuing which, if it were to have occurred while any amount remained unpaid on the Loan, would have been an Event of Default or would have been an Event of Default after the giving of notice or the lapse of time, or both; and

(d) Legal Opinion – The Lender shall have received a favourable opinion of counsel to the Borrower dated as of the date hereof in form and substance satisfactory to the Lender and the Lender’s solicitors

PART 6

REIMBURSEMENT OF LENDERS EXPENSES

6.1 The Borrower will pay for the Lender’s reasonable and documented legal fees and all other reasonable costs, charges and expenses of and incidental to the preparation, execution and completion of this Agreement, all as may be required by the Lender in its sole and absolute discretion, to complete this transaction contemplated hereby, and will also pay for the reasonable expenses of the Lender in connection with the certain note purchase agreement by and among the Lender, as issuer, Tyhee (N.W.T.) Corp., as guarantor, and RMB Australia Holdings Limited. The Borrower further covenants and agrees to pay all of the Lender’s reasonable and documented legal fees and all other reasonable costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder. All amounts will be payable upon presentment of an invoice. If not paid within 30 days of presentment of an invoice, subject to the consent of the Lender (which consent may be withheld in the Lender’s sole discretion), such amounts will be added to and form part of the principal amount of the Loan and shall accrue interest from the date of presentment of the invoice as if it had been advanced by the Lender to the Borrower hereunder on such date. At the option of the Lender, such fees and expenses may be deducted from a future Advance.

EVENTS OF DEFAULT

Events of Default

6.2 Notwithstanding anything herein contained, the Lender may demand immediate payment of the Borrower’s Obligations under this Agreement, and the same shall thereupon become immediately due and payable and failing payment of the same forthwith, the Lender may then proceed to enforce payment thereof by exercising any right, power or remedy permitted by this Agreement, or by law in such manner as the Lender may elect, without presentation, protest or further demand, or notice of any kind, all of which are hereby expressly waived, upon the happening of any one or more of the following events (herein in the singular called an “Event of Default” or in the plural called “Events of Default”):

(a) if the Merger Agreement, and the Merger Transaction contemplated thereby, is terminated;

(b) if the Borrower shall fail to pay any instalment of principal, interest or other amount on account of the Borrower’s Obligations which shall have become due and payable after five (5) days of the date such payment was due;

(c) if the Borrower shall fail to perform any of the other terms, conditions or covenants of this Agreement, after 10 days written notice to the Borrower from the Lender;

(d) if an order is made or a resolution is passed or other corporate action taken for the voluntary or involuntary winding-up, dissolution or liquidation of the Borrower or if a petition is filed or other process taken for the winding-up, dissolution or liquidation of the Borrower, or by any other person which is not being actively contested in good faith by the Borrower in the reasonable determination of the Lender;

(e) if a bankruptcy petition is filed or presented against the Borrower or any proceeding, voluntary or involuntary, is instituted against any of them seeking to adjudicate any of them bankrupt or insolvent within the meaning of any Insolvency Law or a receiver or receiver and manager or any other officer with similar powers is appointed for the Borrower;

(f) if any representation or warranty contained herein or made in any certificate or other document delivered to the Lender shall have been found to be false or is incorrect in any material respect (except any such representation and warranty as is already qualified by the term material which representation and warranty shall be true and correct in all respects) as of its date of making; and

(g) if there is a change of Control of the Borrower, except as result of the transaction contemplated in the Merger Agreement.

Waiver

6.3 The Lender may waive any breach by the Borrower of any of the provisions contained herein or any default in the observance or performance of any covenant or condition required to be observed or performed under the terms hereof, provided always that no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default or the rights resulting therefrom.

Remedies Upon Default

6.4 Upon the occurrence of an Event of Default, the Lender may immediately enforce its remedies to the full extent permitted by applicable law, under this Agreement and for any of such purposes may commence such legal action or proceedings as, in its sole discretion, it may deem expedient all without any notice, presentation, further demand, protest, notice of protest, or any other action, notice of all of which are hereby expressly waived by the Borrower except to the extent set forth herein.

Additional Rights

6.5 Without limiting any of the Lender’s rights hereunder, the Lender may grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties, sureties or securities as the Lender may see fit without prejudice to the liability of the Borrower hereunder.

PART 7

GENERAL

Notices

7.1 Any notice, document or other communication required or permitted by this Agreement to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid ordinary mail posted in Canada, or if transmitted by any form of telecommunication (which is tested prior to transmission, confirms to the sender the receipt of entire transmission by the recipient and reproduces a complete written version of the transmission at the point of reception) to such party at the addresses set forth on the first page of this Agreement. Notice so mailed shall be deemed to have been given on the third Business Day after deposit in the post office or public letterbox. No party shall mail any notice, request or other communication hereunder during any period in which Canadian postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect normal delivery of mail. Notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be. No party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes thereof.

General Indemnity

7.2 The Borrower expressly declares and agrees that the Lender, its directors, officers, employees, and agents and all of their respective representatives, heirs, successors and assigns and the Committee and all of their respective representatives, heirs, successors and assigns will at all times be indemnified and saved harmless by the Borrower from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Lender and the Committee contemplated hereby, reasonable legal fees and disbursements on a solicitor and client basis and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Lender or the Committee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as either the Lender or the Committee and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. This indemnity shall survive the termination of this Agreement.

Further Assurances

7.3 Each Party shall, from time to time and at all times, do such further acts and execute and deliver all such further documents as shall be reasonably required by any other Party in order to perform and carry out the intentions and/or terms of this Agreement.

Time of Essence

7.4 Time shall be of the essence of this Agreement.

Entire Agreement

7.5 This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto with respect thereto, except in the instruments and documents to be executed and delivered pursuant hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than is expressly set forth in this Agreement. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties hereto.

Counterparts and Facsimile Signature

7.6 This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. This Agreement will be considered fully executed when all parties have executed an identical counterpart, notwithstanding that all signatures may not appear on the same counterpart. This Agreement may be executed and delivered by facsimile signature and shall be binding on all parties hereto as if executed by original signature and delivered personally.

Successors and Assigns

7.7 This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors including any successor by reason of amalgamation of any party, administrators and permitted assigns. The Borrower acknowledges and agrees that in the event that it amalgamates with any other Person (which it is prohibited from doing without the prior written consent of the Lender) then all references herein to the Borrower shall extend to and include the amalgamated corporation and all references herein to Borrower’s Obligations shall extend to and include all of the debts, liabilities and obligations of every type and kind of the amalgamated corporation to the Lender.

Waiver and Amendment

7.8 No indulgence or forbearance by the Lender hereunder shall be deemed to constitute a waiver of the Lender’s rights to insist on performance in a full and in a timely manner of all covenants of the Borrower hereunder and any such waiver, in order to be binding upon the Lender, must be express and in writing and signed by the Lender, and then such waiver shall be effective only in the specific instance and for the purpose for which it is given, and no waiver of any provision, condition or covenant shall be deemed to be a waiver of the Lender’s right to require full and timely compliance with the same provision, condition or covenant thereafter, or with any other provision, covenant or condition of this Agreement at any time.

Severability

7.9 In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and any such invalid, illegal or unenforceable provision shall be deemed to be severable.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

SANTA FE GOLD CORPORATION

Per:	/s/ W. Pierce Carson
Name: W. Pierce Carson
Title: President & CEO

Per:	/s/ Michael P. Martinez
Name: Michael P. Martinez
Title: Chief Financial Officer

TYHEE GOLD CORP.

Per:	/s/ Brian K. Briggs
Name: Brian K. Briggs
Title: President & CEO

Per:	/s/ Harjinder S. Gill
Name: Harjinder S. Gill
Title: Chief Financial Officer